March 10, 2014

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: TOA Holdings, Inc.

Response to Staff Letter, February 26, 2014

Form S-1/A

Filed January 30, 2014

File No. 333-192388

To the men and women of the SEC:

On behalf of TOA Holdings, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated February 26, 2014 addressed to Mr. Hajime Abe, the Company’s President, Secretary and Director, with respect to the Company’s filing of its S-1/A on January 30, 2014.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

General

 1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

COMPANY RESPONSE

While we do retain subscription agreements for the purchase of shares in TOA Holdings, Inc., pursuant to Regulation S we were not required to and did not provide investors with a private placement memorandum or any similar documents. All shareholders who purchased shares are Japanese citizens. There are no other written communications or research reports.

2. We note that you are conducting two offerings pursuant to this registration statement: a primary offering and a secondary (resale) offering. The company will receive proceeds from the primary offering but not from the resale offering. As such, please tell us how investors in these offerings will know whether their funds will benefit the company or the selling shareholders. In this regard, we note that Mr. Hajime Abe is a selling shareholder and will also sell the shares being offered directly by the company. Please be sure to clearly separate your discussions with respect to the primary offering from the secondary offering, such as the use of proceeds and plan of distribution.

COMPANY RESPONSE

The above statement has been clarified as follows on page 5

*The primary offering on behalf of the company is separate from the secondary offering of the the selling stockholders in that the proceeds from the shares of stock sold by the selling stockholder’s will go directly to them, not the company. The same applies if the company approaches or is approached by investors who then subsequently decide to invest with the company. Those proceeds would then go to the company. Whomever the investors decide to purchase the shares from will be the beneficiary of the proceeds, with the exception of Mr. Hajime Abe whose initial responsibility is to first sell all of the shares offered on behalf of the company before he sells his own personal shares. None of the proceeds from the selling stockholder’s will be utilized or given to the company.

On page 18 we also added the following: All of the proceeds acquired from the primary offering of the company will go directly to the company while none of the proceeds from the secondary offering of the selling stockholders will go to the company.

3. We note that your sole officer and director, Mr. Hajime Abe is a selling shareholder, and is selling all of his common stock in this offering. Please provide us with an analysis as to whether he is an underwriter and should be named as such.

COMPANY RESPONSE

On page 21 under “Plan of Distribution” we added the following: “Hajime Abe will be offering securities of TOA Holdings, Inc. and may as a result be deemed to be an underwriter of this offering within the meaning of that term as defined in Section 2(11) of the Securities Act of 1933, as amended.”

4. You state in several places in the document that the offering price for the shares will remain $1.00 per share for the duration of the offering. On page 6 under “Offering price per share,” however, you state that, “We and the selling shareholders will sell the shares at a fixed price per share of $1.00 for the duration of the offering or until such time as they are quoted on the OTC Bulletin Board or and thereafter at prevailing market prices or in privately negotiated transactions.” You also state on page 21 that “sales by the Company must be made at the fixed price of $1.00 until a market develops for the stock” (emphasis added). Please note the following.

-You are not eligible to do an “at the market” offering with respect to the primary offering of the 4 million shares by the company. See Securities Act Rule 415(a)(4). Please revise to indicate in all places in the document that the offering price for the primary offering will remain at $1.00 for the duration of the offering.

-If the selling shareholders intend to offer their shares at a price other than $1.00 after your shares are quoted to the OTC Bulletin Board, please make this clear in all places in your document where you refer to the offering price for the resale offering. Include this informatin on the prospectus cover page.

COMPANY RESPONSE

We have amended the previous inconsistency as suggested. See pages 6 “offering price per share” and page 21. On page 21 we also deleted the following: “until a market develops for the stock.” On page 3 we clarified on the cover page that shareholders may sell shares at market price or in privately negotiated transactions if at such time our shares are quoted on the OTC Marketplace.

5. Please provide the disclosure required by Item 511 of Regulation S-K pursuant to Item 13 of Form S-1 and the undertakings required by Item 17 of Form S-1.

COMPANY RESPONSE

We have amended the S-1 to include item 13 and item 17. See page 28 and 29 for each. The table of contents has also thus been amended to fit the additions.

6. Please revise your artwork to ensure that all related material disclosure is in English. In addition, we note that the artwork of sandwich panels has a “CHUNBO STEEL” logo. Please tell us whether you have any relationship with this company.

COMPANY RESPONSE

We have no relationship with Chunbo Steel. Chunbo Steel is in fact the manufacturer of these panels and also Dong A Sang Gong's supplier for these materials. The artwork of the panels previously referenced has also been amended so that any annotations on the graphics themselves are in English. This can be found on page 17.

7. You disclose in Note 6 on page F8 that on November 20, 2013, the Company transferred JPY 7,280,000 (USD $72,581) to Hajime Abe as advance payment. You also disclose in Note 3 on page F14 that at December 31, 2013 the company made advances to a related party in the amount of $37,646 to its sole officer and director. Please tell us the nature of these advances and how you intend to comply with Section 13(k) of the Exchange Act.

COMPANY RESPONSE

The advances are the reserves for the payment for the trade payables (USD $48,000) and advertising expenses (approximately USD $30,000). It will be completely eliminated by 3/31/2014.

Prospectus Summary, page 4

The Company, page 4

8. On page 4, you state that “The expenses of this offering, including the preparation of this prospectus and the filing of this registration statement, estimated at $20,000.00, are being paid for by us.” You make similar statements in other places in the document. On page 21, however, you state that “The Company will pay all expenses incidental to the registration of the shares (including registration pursuant to the securities laws of certain states), which we expect to be no more than $10,000.” Please revise for consistency.

COMPANY RESPONSE

We have amended the previously mentioned inconsistency so that on page 21 it reads...which we expect to be no more than $20,000.

Our Offering, page 5

9. In connection with the securities being offered by the Selling Stockholders, you state “40,000,000 shares of common stock, at a fixed price of $1.00 offered by selling stockholders in a direct offering” (emphasis added). Please clarify what you mean by a “direct offering” with respect to the resale offering.

COMPANY RESPONSE

This was a clerical error in regard to the selling stockholders and was amended so that it now reads “resale offering” instead of a direct offering. Please see page 5 for correction.

10. You state that “If all the Shares in this Offering are sold, our executive officer and director will own approximately 69.4% of the voting power of our outstanding capital stock. However, if only 50% of his shares or 25% of his Shares in this Offering are sold, our executive officer and director will own 72.4% or 74%, respectively.” We note that Mr. Abe intends to sell all of his holdings of common stock. In each place where you discuss Mr. Hajime Abe’s voting power, please disclose the basis for this voting power. For example, if his voting power comes from his ownership of the Series A preferred stock, please explain this in better detail, including how you calculated the voting power percentage based on the number of shares of preferred stock outstanding and the voting power of each share of preferred stock.

COMPANY RESPONSE

On page 6 we have subsequently added a table that details how the percentages were derived in regard to Mr. Hajime Abe’s voting power and share ownership.

Management’s Discussion and Analysis, page 7

11. Please include a discussion of changes in your financial condition, results of operations for the periods presented, and any off-balance sheet arrangements that exist. Refer to Items 303(A) and (B) of Regulation S-K.

COMPANY RESPONSE

We have amended management’s discussion and analysis to include a discussion of changes in our financial condition, results of operations for the periods presented, and any off-balance sheet arrangements that exist. See page 7.

Risk Factors, page 8

12. Please avoid duplicative risk factors. For example, please combine the following risk factors:

• The risk factor on page 9 “Because the Company’s headquarters and assets are located outside the United States…” with your risk factor “There is uncertainty as to our ability to enforce civil liberties both in and outside of the United States…”

• The risk factor on page 13 “Our officers and Directors lack experience in and with the reporting…” with your risk factor “Our officers and director have little experience managing a public company…”

COMPANY RESPONSE

Because both of the aforementioned risk factors had other risk factors that were extremely similar if not the same, only rewritten with different language, we deleted the following risk factors:

Page 13: “There is uncertainty as to our ability to enforce civil liabilities both in and outside of the United States due to the fact that our officers, Directors and certain of our assets are not located in the United States.”

Page 15: “Our officers and director have little experience managing a public company, which is required to establish and maintain disclosure controls and procedures and internal control over financial reporting.”

Description of Business, page 16

13. You state that following the closing of the January 18, 2013 share purchase transaction, “Mr. Hajime Abe became and remains the controlling shareholder of FKA Gold Bullion Acquisition, Inc.” Please clarify this statement given that Gold Bullion Acquisition, Inc. is no longer in existence. For example, if you are disclosing that Mr. Hajime Abe became and remains the controlling shareholder of TOA Holdings, Inc., f/k/a Gold Bullion Acquisition, Inc., please so state.

COMPANY RESPONSE

We have amended the previous statement on page 16 so that it now reads, “Following the closing of this share purchase transaction, Mr. Hajime Abe gained a 100% interest in the issued and outstanding shares of our common stock. Mr. Hajime Abe became and remains the controlling shareholder of TOA Holdings, Inc., FKA Gold Bullion Acquisition, Inc.

14. Please clarify your role in the joint venture with BJK Global Ltd, including a description of the Supplier Agreement filed as Exhibit 3.7 and the Joint Venture Agreement filed as Exhibit 3.8. In that regard, you state that “TOA-Shoko is a part of a joint venture with BJK Global Ltd” and that you “have a joint venture with BJK Global Ltd.” However, Exhibit 3.8 reflects that Mr. Abe, your President, Chief Executive Officer and Director, rather than TOA-Shoko is the partner in such joint venture. Exhibit 3.7 indicates that TOA-Shoko is an exclusive supplier for BJK Global.

COMPANY RESPONSE

To clarify, TOA-Shoko is the supplier of products to BJK Global Ltd. The business plan has been amended accordingly to explain this relationship. Mr. Abe is the actual partner in the joint venture. All of the previous information has been amended so that it is consistent throughout the business plan.

Schedule of Operations/Profit Structure from Sale of Homes, page 17

15. In addition to your tabular disclosure, please provide a qualitative description of your business operations and joint venture. Please clarify, if true, that two model homes were completed in November 2013 and the status of the construction of the concrete plant by BJK. Please clarify whether the construction of the concrete plant is dependent upon any funds from TOA-Shoko.

COMPANY RESPONSE

A qualitative description has been added to describe TOA Shoko’s business operations regarding both the construction of homes and the concrete business. It has also been clarified that only one model home of one story type was completed as of November 2013. The second model home is to be a two story home of which has an estimated completion date of June 2014. The schedule of operations, since the timeline has subsequently changed since the last filing of the S-1/A, has been amended accordingly and so that it now explains the company’s current as well as future intended operations. It was also added that the construction of the concrete plant is not dependent upon TOA Shoko providing funds to BJK. Our full responses can be found on page 17.

16. With respect to your tabular disclosures, please clarify the following:

• In the “Cost Structure” table, please clarify whether the “final price” includes the foundation.

• If TOA Shoko will receive any revenue from the foundation, please clarify in the tables.

• In the “Target of sales, revenues and profits” table, please clarify how many one-story and two-story type homes you will sell in order to achieve the “revenue from homes” indicated in the table.

• In the “Target of sales, revenues and profits” table, please explain how you calculated the “other revenue.”

• In the “Target of sales, revenues and profits” table, please explain how you calculated TOA Shoko’s gross profit.

COMPANY RESPONSE

The cost structure tabular disclosure has been broken up both for the foundation and the homes. It has also been clarified through the table that TOA Shoko will receive 30 percent of the total revenue from the foundations. The amount of homes we anticipate to sell has also been added. The calculation of TOA Shoko’s gross profit is also explained. See asterisk symbol under chart. The section “other revenue” has changed upon amending the chart and is now specifically pertaining to the foundations.

Competition, page 17

17. Please explain in better detail why your competition would be only other Japanese trading companies, particularly when the homes will be built and sold in Bangladesh and the construction materials will come from Korea.

COMPANY RESPONSE

Our competition is not in fact only other Japanese trading companies. Because of this we clarified the above statement so that it reads, “Our main competitors are other global trading companies all over the world.”

Use of Proceeds, page 18

18. Please revise your table to also set forth the use of proceeds if you sell only 50% and 25% of the securities offered by the company.

COMPANY RESPONSE

We have revised the table accordingly to include the sale of 50% and 25% of the securities.

19. Please clarify whether you will use any of the proceeds of this offering to pay for the offering expenses.

COMPANY RESPONSE

It has been clarified within the table that we will use proceeds of the offering to pay for offering expenses.

Selling Shareholders, page 20

20. We note that Ayako Abe is a selling shareholder. Please disclose, if true, any relationship that Ayako Abe has with Hajime Abe.

COMPANY RESPONSE

While both individuals have the same last name, they bear no relationship to one another.

Certain Relationships and Related Transactions, page 27

21. Please provide all disclosures required by Item 404(d) of Regulation S-K. In this regard, we note your related note payable disclosed under “Note 5. Related Party Transactions” and advance payment disclosed under Note 6 – Subsequent Events” on page F-8. We further note that on page 16 you disclose that Mr. Abe is the chairman of and owns 20% of BJK Global Ltd, your joint venture, and is chairman and owns 49% of Dong A Sang Gong, your supplier.

COMPANY RESPONSE

We have made additions to page 27 “Certain Relationships and Related Transactions” to include all of the previously mentioned items.

Notes to Financial Statements

Note 1 – Organization and Description of Business, page F7

22. You disclose that you entered into a stock purchase agreement with 342 Japanese shareholders wherein you sold 31,400,000 shares of common stock of the Company. Please expand your disclosure to state the terms of this agreement and clarify for us why this sale is not reflected as an equity transaction on the consolidated statement of shareholder equity (deficit) on page F5.

COMPANY RESPONSE

The disclosure has been expanded to add the sale price of the shares sold to the 342 shareholders, which was in the amount of $0.00013 per share. The sale of the shares are not reflected as an equity transaction because the transactions were private transactions between Hajime Abe and the shareholders and had no influence to the amount and structure of shareholder's equity.

23. We note you entered into a common control transaction on April 1, 2013 to acquire 100% of the equity of TOA Shoko and that you recorded a subscription receivable, which you describe as being “related to TOA Shoko’s sale of stock prior to the merger.” Please expand your disclosure to describe the nature and terms of the subscription receivable and whether the subscribers are entitled to shares of TOA Shoko or TOA Holdings, Inc.

COMPANY RESPONSE

The disclosure has been expanded to describe the nature and terms of the subscription receivable and whether the subscribers are entitled to shares of TOA Shoko or TOA Holdings, Inc. (See marked revision pg. 8)

24. With regard to the acquisition of TOA Shoko, please clarify whether the cash consideration resulted in a difference between the proceeds received and the carrying amount of the net assets of TOA Shoko. In this regard, tell us if any cash transferred in excess of the carrying amount of the assets and liabilities of TOA Shoko should be treated as an equity transaction. Also, please explain to us why the cash consideration is not reflected in the consolidated statement of cash flows.

COMPANY RESPONSE

The cash consideration in regard to the acquisition of TOA Shoko was not remitted in cash but is instead part of the balance owed to Mr. Abe (The cash was not remitted instead the balance to Mr. Abe was increased for that amount). Because of this it was not reflected as cash consideration on the consolidated statement of cash flows. This has also been reflected in note 1.

Note 5 – Related-Party Transactions, page F8

25. Please expand your disclosure to describe the transaction that resulted in a related party payable to your sole officer and director. Refer to FASB ASC 850-10-50-1.

COMPANY RESPONSE

We have expanded the previously mentioned disclosure. It has been added that during the period ended September 30, 2013, Hajime Abe paid $33,763 of the Company’s expenses in advance.

Exhibit 23.3

26. Please file the separate report issued by your former independent accountant included in Exhibit 23.3 within the registration statement as part of your historical financial statements rather than as an exhibit.

COMPANY RESPONSE

 We have filed the separate report issued by our former independent accountant within the registration statement and removed it from the list of exhibits.

Signatures, page 31

27. Please revise your signature certification language to reflect the language set forth in Form S-1.

COMPANY RESPONSE

We have revised the signature certification language to reflect the language set forth in the S-1. It now reads Hajime Abe, our President & CEO. This can be found on page 31 under signatures.

*We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: March 10, 2014

/s/ Hajime Abe

President & CEO